

TSX-V : DTA

# DENTONIA RESOURCES LTD

Suite #880 – 609 Granville Street, P.O. Box 10321 Pacific Centre,
Vancouver, BC. V7Y 1G5 Tel: (604) 682-1141 Fax: (604) 682-1144
Website: www.dentonia.net Email: dentonia@telus.net

November 28, 2006

File #82-627


SEC MAIL
RECEIVED
PROCESSING
DEC 08 2006
WASH. D.C.
152
SECTION

Securities & Exchange Commission
Office of International Corporate Finance
450 – 5th Street NW
Washington, D.C.
20549

SUPPL

Dear Sirs/Mesdames:

Re: News Release dated November 28, 2006

Enclosed is a copy of our News Release dated November 28, 2006 for your records.

Please call our office if you have any questions.

Yours truly,

DENTONIA RESOURCES LTD.


06019216

Adolf A. Petancic
President

PROCESSED
DEC 20 2006
THOMSON
FINANCIAL

Enclosure

12/14



# DENTONIA RESOURCES LTD

TSX-V : DTA

P.O. Box 10321 Pacific Centre, Suite #880 – 609 Granville Street,
Vancouver, BC. V7Y 1G5 Tel: (604) 682-1141 Fax: (604) 682-1144
Website: www.dentonia.net Email: dentonia@telus.net

November 28, 2006 For Immediate Release

## UPDATE

## Cash Calls – WO Diamond Project, Lac de Gras, NWT

According to DHK Diamonds Inc.'s ("DHK") records, Peregrine Diamonds Inc. ("Peregrine"), the operator of the WO Diamond Project, since June 2005, made cash calls to DHK in the amount of $3,810,424, constituting 20.131% of the total exploration expenditures incurred, since that date to November 21, 2006, in the amount of $18,928,141. The latest cash call of $467,187 was made on November 21, 2006, and complied with by DHK; all of DHK's required contributions are up to date and current.

At a meeting on November 3, 2006, for the period beginning January 2007 to August 2007, Peregrine suggested an exploration budget of between $16,000,000 and $20,000,000, depending on the equipment to be used, with the aim of obtaining a diamond parcel of a minimum of 3,000 carats, to properly assess the economic potential of the DO27 pipe.

Dentonia has sufficient funds on hand to meet its pro rata contributions, estimated at $1,400,000; however, negotiations were in progress among the three shareholders of DHK to enter into a Farmout Agreement to comply with Income Tax provision for the purpose of raising additional flow-through funds to make these contributions more easily obtainable. Legal fees were also incurred.

Having been advised by some of the directors of Kettle River and from a news release, it appears that Kettle River entered into a stand-still agreement with Peregrine, preventing Kettle River from concluding these negotiations without Peregrine's consent, an interference in the affairs of DHK and in these negotiations, to the detriment of Dentonia's economic interest. This standstill agreement circumvents the purpose of DHK and the intent of its shareholders as manifested by its "Shareholders Agreement", to keep the interest in the 3 claim blocks as one package, to better negotiate option agreements, first with Kennecott and then with BHP Billiton, and not have the operator of the WO Diamond Project become a shareholder of DHK, in sharp conflicts of interest with its various positions.

Under these circumstances, Dentonia will probably not be able to conclude the private placement announced on October 27, 2006, which may have legal repercussions such as asking a court to dissolve DHK, which would be in the best interest of Dentonia.

Referring to Kettle River's news release of November 20, 2006, Kettle River is the most deficient in its contributions to DHK, currently at minus $108,704, and as pointed out above, a budget of $20,000,000 was discussed at the meeting of November 3, 2006, and not $30,000,000, as claimed by Kettle River.

### Molybdenum Prospect, Thomlinson Creek, Hazelton, Central British Columbia

Approximately 400 samples have been sent to ACME Lab, Vancouver, BC, for assaying. It may take some weeks before results are available.

### Lipton Claims, Atkinson Gold Prospect, James Bay, Lowlands, Porcupine Mining Division, Ontario

On October 26, 2006, a drill program, initially for 11 drill holes, 1,500 meters, was commenced but was amended to 10 drill holes, however, 2 drill holes were drilled deeper, from planned depth of 130m to 180m. This program has now be completed, assays of more than 600 samples and an analysis of results are pending and will be released as soon as available.

For details of the 3 programs, please refer to Dentonia's Annual Report and Management's Discussion and Analysis for the year 2006, at SEDAR.

**DENTONIA RESOURCES LTD.**
***"Adolf A. Petancic"***
Adolf A. Petancic
President